# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StoneCo Ltd., CIK 0001745431
CUSIP: G85158106
Title of class of securities: Class A Common Shares, par value US$0.000079365
Address of issuer's principal executive offices: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, Cayman Islands (E9), KY1-1002
Date of event which requires filing of this statement: 10/05/2026
Amends the filing with accession number 0001104659-18-066641
Filed by CIK 0001545458
Persons authorized to receive notices and communications: Thomas Patterson, c/o Madrone Advisors, LLC, P.O. Box #6476, Denver, Colorado (CO), 80206, (650) 854-8300

## Reporting persons
- Madrone Partners, L.P. (CIK 0001545458): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 24,589,276; sole dispositive power 0; shared dispositive power 24,589,276; aggregate amount beneficially owned 24,589,276 (10.6% of the class)
- Madrone Capital Partners, LLC (CIK 0001789147): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,589,276; sole dispositive power 0; shared dispositive power 24,589,276; aggregate amount beneficially owned 24,589,276 (10.6% of the class)
- Jameson J. McJunkin (CIK 0001293780): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,911,276; sole dispositive power 0; shared dispositive power 24,911,276; aggregate amount beneficially owned 24,911,276 (10.7% of the class)
- Thomas Patterson (CIK 0001214954): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,589,276; sole dispositive power 0; shared dispositive power 24,589,276; aggregate amount beneficially owned 24,589,276 (10.6% of the class)
- Gregory Boyd Penner (CIK 0001353165): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 25,228,161; sole dispositive power 0; shared dispositive power 25,228,161; aggregate amount beneficially owned 25,228,161 (10.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value US$0.000079365
Name of issuer: StoneCo Ltd.
Address of issuer's principal executive offices: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, Cayman Islands (E9), KY1-1002
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 7, 2018, and amended on December 12, 2018 and December 18, 2020 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Madrone Partners, L.P. ("Madrone"), Madrone Capital Partners, LLC ("Madrone GP"), Gregory Penner ("Penner"), Jameson McJunkin ("McJunkin") and Thomas Patterson ("Patterson"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is filed as Exhibit 99.1.
Residence or business address: The business address of the Reporting Persons is P.O. Box #6476, Denver, CO 80206.
Present principal occupation or employment: The principal business of Madrone is venture capital investments. Madrone GP performs the functions of, and serves as, the sole general partner of Madrone. Each of Messrs. Penner, McJunkin and Patterson is a managing director of Madrone GP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the entities was organized in the state of Delaware and each of the individuals is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Class A common shares of the Issuer and percentage of the Class A common shares of the Issuer beneficially owned by such Reporting Person and are incorporated herein by reference. The percentage set forth in row 13 of each cover page is based upon 232,663,503 Class A common shares outstanding as of December 31, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 23, 2026.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 24,589,276 Class A common shares directly held by Madrone; (ii) 322,000 Class A common shares held by McJunkin through the McJunkin Living Trust, of which he is a co-trustee; and (iii) 638,885 Class A common shares held by Penner through Shimoda Holdings LLC, a family LLC, of which he is a managing member.

Madrone GP is the sole general partner of Madrone. McJunkin, Patterson and Penner are Managing Members of Madrone GP and may share voting and dispositive power over the shares held by Madrone.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Class A common shares of the Issuer as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting Transaction No. of Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Madrone 10/05/2026 750,000 11.90 11.75 12.02

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Madrone Partners, L.P.: /s/ Thomas Patterson, By Madrone Capital Partners, LLC, its General Partner, By Thomas Patterson, Managing Member (10/07/2026)
- Madrone Capital Partners, LLC: /s/ Thomas Patterson, By Thomas Patterson, Managing Member (10/07/2026)
- Jameson J. McJunkin: /s/ Jameson McJunkin, Jameson McJunkin (10/07/2026)
- Thomas Patterson: /s/ Thomas Patterson, Thomas Patterson (10/07/2026)
- Gregory Boyd Penner: /s/ Gregory Penner, Gregory Penner (10/07/2026)